UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Aileron Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00887A 105

(CUSIP Number)

Michael Jones

General Counsel

Novartis Bioventures Ltd.

131 Front Street

Hamilton HM12, Bermuda

+1 441 298 1602

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00887A 105	Schedule 13D

1.	Names of reporting persons Novartis Bioventures Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Bermuda
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 2,544,182
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,544,182
11.	Aggregate amount beneficially owned by each reporting person 2,544,182
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.3% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated June 28, 2017 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on June 29, 2017 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

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CUSIP No. 00887A 105	Schedule 13D

1.	Names of reporting persons Novartis AG
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 2,544,182
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,544,182
11.	Aggregate amount beneficially owned by each reporting person 2,544,182
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 17.3% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based on 14,710,208 shares of the Issuer’s common stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus filed with the SEC on June 29, 2017 pursuant to Rule 424(b)(4) of the Securities Act. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

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CUSIP No. 00887A 105	Schedule 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Aileron Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 281 Albany Street, Cambridge, MA 02139.

Item 2. Identity and Background.

(a)    This Schedule 13D is being filed by Novartis Bioventures Ltd. (“NBV”) and Novartis AG (“Novartis”). NBV and Novartis are hereinafter sometimes collectively referred to as the “Reporting Persons.”

(b)    The principal business address of NBV is 131 Front Street, Hamilton HM12 Bermuda, Mail: PO Box HM 2899, Hamilton HM LX, Bermuda. The principal business address of Novartis is Lichtstrasse 35, CH-4056 Basel, Switzerland.

(c)    NBV is a company organized under the laws of Bermuda and is a wholly-owned indirect subsidiary of Novartis. NBV is a financially driven corporate life science venture fund whose purpose is to foster innovation, drive significant patient benefit and generate superior returns by creating and investing in innovative life science companies at various stages of their development, independent from Novartis’ strategy.

Novartis is a corporation organized under the laws of Switzerland and is the publicly owned parent of a multinational group of companies specializing in the research, development, manufacturing and marketing of a broad range of healthcare products led by innovative pharmaceuticals. Novartis is the 100% indirect owner of NBV.

(d) - (e) Neither the Reporting Persons nor, to the best knowledge of each of them, any of the executive officers and members of the Board of Directors of each of the Reporting Persons set forth on Schedule I hereto during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

Item 3. Source and Amounts of Funds or Other Consideration.

NBV acquired 22,631,671 shares of the Issuer’s Series C-1, Series C-2, Series D, Series E, Series E-1, Series E-2, Series E-3 and Series F preferred stock at various times between November 21, 2007 and June 28, 2017, the date the Issuer became a reporting company. Such shares of preferred stock automatically converted into 2,277,515 shares of Common Stock on a 9.937-for-one-basis upon the closing of the Issuer’s initial public offering without payment of consideration. NBV acquired 266,667 shares of Common Stock following the closing of the Issuer’s initial public offering at the public offering price of $15.00 per share.

The source of funds for the purchases of the Issuer’s securities was working capital of NBV.

Item 4. Purpose of Transaction.

The information contained in Item 3 above is incorporated herein by reference.

All shares of Common Stock reported acquired by the Reporting Persons in this Schedule 13D were acquired for the purpose of investment and were not intended to and did not affect any change in the control of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares of Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the

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CUSIP No. 00887A 105	Schedule 13D

Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Dr. Ambros, a member of the board of directors of the Issuer, serves as the global head of the Novartis Venture Fund and, in this capacity, is employed by Novartis International AG, an affiliate of the Reporting Persons. Dr. Ambros will retire from this position and cease to be an employee of Novartis International AG effective September, 1, 2017. Dr. Ambros disclaims beneficial ownership of the shares of Common Stock held by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

(a)    As of the date hereof, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares of Common Stock described in Item 3 above. NBV is a wholly-owned indirect subsidiary of Novartis.

Based on 14,710,208 shares of Common Stock outstanding as of July 5, 2017 upon the closing of the Issuer’s initial public offering, as reported in the Final Prospectus, the Common Stock held by the Reporting Persons constitutes 17.3% of the outstanding shares of Common Stock of the Issuer. The number of shares of Common Stock outstanding does not give effect to the underwriters’ option to purchase up to an additional 562,500 shares of Common Stock within 30 days from the date of the Final Prospectus.

(b)    With respect to the number of shares of Common Stock as to which each Reporting Person has:

(i)     sole power to vote or to direct the vote with respect to such shares of Common Stock, please see row 7 of the applicable cover sheet to this Amendment for such Reporting Person;

(ii)    shared power to vote or to direct the vote with respect to such shares of Common Stock, please see row 8 of the applicable cover sheet to this Amendment for such Reporting Person;

(iii)     sole power to dispose or direct the disposition of such shares of Common Stock, please see row 9 of the applicable cover sheet to this Amendment for such Reporting Person; and

(iv)     shared power to dispose or to direct the disposition of such shares of Common Stock, please see row 10 of the applicable cover sheet to this Amendment for such Reporting Person.

(c)    Except as described above, during the past 60 days, there were no transactions in shares of Common Stock, or any securities directly or indirectly convertible into or exchangeable for shares of Common Stock, by either Reporting Person.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among each Reporting Person and any other person or entities with respect to any securities of the Issuer, except for the following:

Seventh Amended and Restated Investor Rights Agreement, dated as of December 23, 2016 (the “Investor Rights Agreement”), among the Issuer, NBV and the other stockholders party thereto, pursuant to which, among other things, (i) NBV has the right to require the Issuer to register the shares of Common Stock held by it under the Securities Act under specified circumstances and subject to certain limitations, (ii) NBV has incidental registration rights, subject to specified exceptions, if the Issuer proposes to file a registration statement to register any of its

Page 5 of 10 Pages

CUSIP No. 00887A 105	Schedule 13D

securities under the Securities Act, either for the Issuer’s own account or for the account of any of its stockholders that are not holders of registrable securities under the Investor Rights Agreement, on a form that would also permit registration of the shares of Common Stock held by NBV, and (iii) the Issuer is required to pay all registration expenses, including registration fees, printing expenses, fees and disbursements of the Issuer’s counsel and accountants and reasonable fees and disbursements of one counsel representing any selling stockholders, other than any underwriting discounts and commissions, related to any demand or incidental registration; and

A lock-up agreement entered into by NBV in connection with the Issuer’s initial public offering (“the Lock-Up Agreement”) pursuant to which NBV has agreed, for a period of 180 days after the initial public offering date set forth in the Final Prospectus, not to (i) offer, sell, pledge, contract to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, or require the Issuer to file with the SEC a registration statement under the Securities Act to register, any shares of the Issuer’s Common Stock or any securities convertible into, exercisable for or exchangeable for the Issuer’s Common Stock, whether any such transaction is to be settled by delivery of shares of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to enter into any such transaction, or (ii) enter into any swap or other derivative transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of the Issuer’s Common Stock, whether any such transaction is to be settled by delivery of shares of the Issuer’s Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to enter into any such transaction.

The descriptions contained in this Statement on Schedule 13D of the Investor Rights Agreement and the Lock-Up Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement, which are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1.1	Lock-Up Agreement, dated as of March 24, 2017, entered into by and between the Representatives of the Underwriters and NBV

10.1	Seventh Amended and Restated Investor Rights Agreement, dated as of December 23, 2016, among the Registrant and the other parties thereto (incorporated by reference to Exhibit 4.2 of the Issuer’s registration statement on Form S-1 (File No. 333-218474), filed on June 2, 2017)

99.1	Agreement regarding joint filing of Schedule 13D

99.2	Evidence of Signature Authority

99.3	Power of Attorney

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CUSIP No. 00887A 105	Schedule 13D

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2017	NOVARTIS BIOVENTURES LTD.

	By:	/s/ Bartosz Dzikowski
	Name:	Bartosz Dzikowski
	Title:	Authorized Signatory

	By:	/s/ Stephan Sandmeier
	Name:	Stephan Sandmeier
	Title:	Authorized Signatory

NOVARTIS AG

	By:	/s/ Bartosz Dzikowski
	Name:	Bartosz Dzikowski
	Title:	Authorized Signatory

	By:	/s/ Stephan Sandmeier
	Name:	Stephan Sandmeier
	Title:	Authorized Signatory

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CUSIP No. 00887A 105	Schedule 13D

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AG AND NOVARTIS BIOVENTURES LTD.

Directors and Executive Officers of Novartis AG

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis AG are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis AG and (ii) the business address of each director and executive officer of Novartis AG is Novartis Campus, Lichtstrasse 35, CH-4056, Basel, Switzerland.

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Joerg Reinhardt, Ph.D.	Chairman of the Board of Directors	Chairman of the Board of Directors	German

Enrico Vanni, Ph.D.	Vice Chairman of the Board of Directors	Independent Consultant	Swiss

Nancy C. Andrews, M.D., Ph.D.	Director	Dean of the Duke University School of Medicine and Vice Chancellor for Academic Affairs at Duke University	American

Dimitri Azar, M.D., MBA	Director	Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering and Pharmacology at the University of Illinois	American

Ton Buechner	Director	CEO and Chairman of the executive board of AkzoNobel	Dutch

Srikant Datar, Ph.D.	Director	Arthur Lowes Dickinson Professor at the Graduate School of Business Administration at Harvard University	American

Elizabeth (Liz) Doherty	Director	Non-executive director and chairman of the audit committee of Dunelm Group plc; Member of the supervisory board and audit committee of Corbion NV	British

Ann Fudge	Director	Vice Chairman and Senior Independent Director of Unilever NV; Director of Northrop Grumman Corporation	American

Franz van Houten	Director	CEO and Chairman of the Executive Committee and the Board of Management of Royal Philips; Vice-Chairman and Member of the Supervisory Board of Philips Lighting	Dutch

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CUSIP No. 00887A 105	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

Pierre Landolt, Ph.D.	Director	Chairman of the Sandoz Family Foundation	Swiss

Andreas von Planta, Ph.D.	Director	Board member of Helvetia Holding AG; Partner at Lenz & Staehelin	Swiss

Charles L. Sawyers, M.D.	Director	Chair of the Human Oncology and Pathogenesis Program at Memorial Sloan-Kettering Cancer Center; Professor of Medicine and of Cell and Developmental Biology at the Weill Cornell Graduate School of Medical Sciences; Investigator at the Howard Hughes Medical Institute	American

William T. Winters	Director	CEO and a board member of Standard Chartered	British

Joseph Jimenez	Member of the Executive Committee; Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Steven Baert	Member of the Executive Committee; Head of Human Resources	Member of the Executive Committee, Head of Human Resources	Belgian

Felix R. Ehrat, Ph.D.	Member of the Executive Committee; Group General Counsel	Member of the Executive Committee; Group General Counsel	Swiss

Paul Hudson	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	Member of the Executive Committee; CEO, Novartis Pharmaceuticals	British

James (Jay) Bradner, M.D.	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research	Member of the Executive Committee; President, Novartis Institutes for BioMedical Research; 250 Massachusetts Avenue, Cambridge, MA 02139, USA	American

Richard Francis	Member of the Executive Committee; CEO, Sandoz	Member of the Executive Committee; CEO, Sandoz	British

F. Michael (Mike) Ball	Member of the Executive Committee; CEO, Alcon	Member of the Executive Committee; CEO, Alcon; 6201 South Freeway Fort Worth, TX 76134, USA	American

Harry Kirsch	Member of the Executive Committee; Chief Financial Officer	Member of the Executive Committee; Chief Financial Officer	German

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CUSIP No. 00887A 105	Schedule 13D

Name	Relationship to Novartis AG	Present Principal Occupation	Citizenship

André Wyss	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Member of the Executive Committee; President, Novartis Operations and Country President for Switzerland	Swiss

Vasant (Vas) Narasimhan, M.D.	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	Member of the Executive Committee; Global Head Drug Development and Chief Medical Officer	American

Bruno Strigini	Member of the Executive Committee; CEO, Novartis Oncology	Member of the Executive Committee; CEO, Novartis Oncology	French

Directors and Officers of Novartis Bioventures Ltd.

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis Bioventures Ltd. are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Novartis Bioventures Ltd. and (ii) the business address of each director and executive officer of Novartis Bioventures Ltd. is 131 Front Street, Hamilton HM12, Bermuda.

Name	Relationship to Novartis Bioventures Ltd.	Present Principal Occupation	Citizenship

Henri Simon Zivi	Chairman of the Board of Directors	General Manager of Novartis International Pharmaceutical Ltd.	Swiss

Michael Jones	Director	General Counsel of Novartis International Pharmaceutical Ltd.	British

Sarah Demerling	Director	Business executive	British

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